Nemus Bioscience, Inc.

600 Anton Blvd., Suite 1100

Costa Mesa, CA 92626

(949) 396-0330

February 7, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Suzanne Hayes, Assistant Director
Mr. Jeffrey Gabor

Re:	Nemus Bioscience, Inc.
Registration Statement on Form S-1 File No. 333-215645

Dear Ms. Hayes and Mr. Gabor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nemus Bioscience, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-215645) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on February 8, 2017, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside legal counsel, Latham & Watkins LLP, by calling Daniel Rees at (714) 755-2244.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions regarding the foregoing, please do not hesitate to contact Daniel Rees of Latham & Watkins LLP at (714) 755-2244.

Sincerely,

Nemus Bioscience, Inc.

/s/ Brian S. Murphy

Brian S. Murphy

Chief Executive Officer

cc: Daniel Rees, Latham &Watkins LLP